September 5, 2024

Robin Ross
Chief Executive Officer
Trio Petroleum Corp.
5401 Business Park South, Suite 115
Bakersfield, CA 93309

       Re: Trio Petroleum Corp.
           Registration Statement on Form S-3
           Filed August 28, 2024
           File No. 333-281813
Dear Robin Ross:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Purcell at 202-551-5351 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Scott Miller